# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dominari Holdings Inc., CIK 0000012239
CUSIP: 008875304
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 725 FIFTH AVENUE, 22ND FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 02/10/2025
Filed by CIK 0001856536
Persons authorized to receive notices and communications: Robert Charron, Ellenoff Grossman & Schole LLP, 1345 6th Avenue, New York, New York (NY), 10105, (212) 370-1300

## Reporting persons
- Kyle Michael Wool (CIK 0001856536): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 58,262; shared voting power 2,200,769; sole dispositive power 58,262; shared dispositive power 2,200,769; aggregate amount beneficially owned 2,259,031 (19.96% of the class)
  Comment: (1) Of the 2,200,769 shares reported as beneficially owned with shared voting and dispositive power, 958,780 shares are beneficially owned directly by Mr. Wool and 1,241,989 shares are beneficially owned directly by Ms. Yu, Mr. Wool's spouse. Of the 58,262 shares reported as beneficially owned with sole voting and dispositive power, 27,750 shares are held by Mr. Wool's SEP-IRA, over which Mr. Wool has sole control, 24,000 shares are held by Mr. Wool's Rollover IRA, over which Mr. Wool has sole control, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member, 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member, and 3,559 shares are held in a UTMA account for the benefit of a minor relative. This excludes an aggregate of 576,368 shares issuable pursuant to Warrants (as defined below) purchased by the Reporting Person in connection with the Issuer's private placement and registered direct offering (collectively, the "Offering") that closed on February 12, 2025, which are not currently exercisable due to certain beneficial ownership blockers.
  
  (2) Row (13) is calculated based on 11,314,927 shares of Common Stock of the Issuer outstanding, which includes 7,037,022 shares of Common Stock outstanding as of February 7, 2025, and 3,876,054 shares of Common Stock issued pursuant to the Offering, 50,000 shares of Common Stock issued to the Issuer's independent directors on February 12, 2025 and 351,851 shares of Common Stock issued to a certain officer of the Issuer on February 12, 2025.
- Soo Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,477; shared voting power 2,200,769; sole dispositive power 1,477; shared dispositive power 2,200,769; aggregate amount beneficially owned 2,202,246 (19.46% of the class)
  Comment: (1) Of the 2,200,769 shares reported as beneficially owned with shared voting and dispositive power, 1,241,989 shares are beneficially owned directly by Ms. Yu and 958,780 shares are beneficially owned directly by Mr. Wool, Ms. Yu's spouse. The 1,477 shares reported as beneficially owned with sole voting and dispositive power are held by Dongam, LLC, of which Ms. Yu is the sole member.
  
  (2) Row (13) is calculated based on 11,314,927 shares of Common Stock of the Issuer outstanding, which includes 7,037,022 shares of Common Stock outstanding as of February 7, 2025, and 3,876,054 shares of Common Stock issued pursuant to the Offering, 50,000 shares of Common Stock issued to the Issuer's independent directors on February 12, 2025, and 351,851 shares of Common Stock issued to a certain officer of the Issuer on February 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Dominari Holdings Inc.
Address of issuer's principal executive offices: 725 FIFTH AVENUE, 22ND FLOOR, NEW YORK, New York (NY), 10022
Comment:
EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") is filed to amend the Schedule 13D (the "Initial Schedule 13D") filed with the Securities and Exchange Commission on December 28, 2022 by Kyle Michael Wool and Soo Yu, as amended by Amendment No. 1 to Schedule 13D filed on July 6, 2023 ("Amendment No. 1"), as amended by Amendment No. 2 to Schedule 13D filed on December 28, 2023 ("Amendment No. 2"), as amended by Amendment No. 3 to Schedule 13D filed on December 28, 2023 ("Amendment No. 3"), as amended by Amendment No. 4 to Schedule 13D filed on January 3, 2025 ("Amendment No. 4, and collectively with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 3, the "Schedule 13D"). This Amendment No. 5 supplements and amends the Schedule 13D as specifically set forth herein. Except as amended and supplemented by this Amendment No. 5, the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing:
Paragraphs (a) and (c) of Item 2 of the Original Schedule 13D are hereby deleted in their entirety and replaced with the following:

This statement on Schedule 13D is being filed jointly by Kyle Michael Wool and Soo Yu as individuals, each of whom is referred to herein, together, as the "Reporting Persons." The Reporting Persons are husband and wife.
Residence or business address: The principal business address of the Reporting Persons is c/o Dominari Holdings Inc., 725 5th Avenue, 22nd Floor, New York, New York 10022.
Present principal occupation or employment: Mr. Wool is President of the Issuer, Chief Executive Officer of Dominari Financial Inc. (the Issuer's financial services subsidiary) and Chief Executive Officer of Dominari Securities LLC (the Issuer's broker-dealer subsidiary) ("Dominari Securities"). Each of Mr. Wool and Ms. Yu also serve as directors on the board of directors of the Issuer. On April 3, 2023, Ms. Yu entered into an Employment Agreement with Dominari Securities, as amended by the Amendment to Employment Agreement, dated as of April 19, 2023 (the "Employment Agreement"), to serve, initially, as a special projects manager and a registered brokerage representative of Dominari Securities, and she was subsequently promoted to Chief Operating Officer of Dominari Securities.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

On February 12, 2025, the Reporting Person acquired 288,184 shares of Common Stock, Series A Warrants (the "Series A Warrants") to purchase up to 288,184 shares of Common Stock and Series B Warrants (the "Series B Warrants", together with the Series A Warrants, the "Warrants") to purchase up to 288,184 shares of Common Stock of the Issuer at a combined purchase price of $3.47 per share and accompanying Warrants with personal funds pursuant to the Offering for his personal account. The shares of Common Stock issuable pursuant to the Warrants are not currently exercisable due to certain beneficial ownership blockers.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented with the following:

The transaction giving rise to the filing of this Amendment No. 5 is the acquisition by the Reporting Person of 288,814 shares of Common Stock, Series A Warrants to purchase up to 288,814 shares of Common Stock and Series B Warrants to purchase up to 288,814 shares of Common Stock of the Issuer at a combined purchase price of $3.47 per share and accompanying Warrants with personal funds pursuant to the Offering for his personal account. The shares of Common Stock issuable pursuant to the Warrants are not currently exercisable due to certain beneficial ownership blockers.

Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a)-(b) The Reporting Persons have shared voting and dispositive power over 2,200,769 shares of Common Stock of the Issuer as a result of their status as husband and wife. Of the 2,200,769 shares of Common Stock that the Reporting Persons have shared voting and dispositive power over, 958,780 shares are beneficially owned directly by Mr. Wool and 1,241,989 shares are beneficially owned directly by Ms. Yu. In addition, Mr. Wool has sole voting and dispositive power over 58,262 shares of Common Stock, which he holds indirectly as follows: 27,500 shares are held by Mr. Wool's SEP-IRA, over which Mr. Wool has sole control, 24,000 shares are held by Mr. Wool's Rollover IRA, over which Mr. Wool has sole control, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member; 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member; and 3,559 shares are held in a UTMA account for the benefit of a minor relative. Ms. Yu has sole voting and dispositive power over an additional 1,477 shares, which are held by Dongam, LLC, of which Ms. Yu is the sole member. Accordingly, on an individual basis, Mr. Wool and Ms. Yu beneficially own 19.96% and 19.46%, respectively, of the outstanding Common Stock of the Issuer based on 11,314,927 shares of Common Stock of the Issuer outstanding, which includes 7,037,022 shares of Common Stock outstanding as of February 7, 2025, and 3,876,054 shares of Common Stock issued pursuant to the Offering, 50,000 shares of Common Stock issued to the Issuer's independent directors on February 12, 2025 and 351,851 shares of Common Stock issued to a certain officer of the Issuer on February 12, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: (a)-(b) The Reporting Persons have shared voting and dispositive power over 2,200,769 shares of Common Stock of the Issuer as a result of their status as husband and wife. Of the 2,200,769 shares of Common Stock that the Reporting Persons have shared voting and dispositive power over, 958,780 shares are beneficially owned directly by Mr. Wool and 1,241,989 shares are beneficially owned directly by Ms. Yu. In addition, Mr. Wool has sole voting and dispositive power over 58,262 shares of Common Stock, which he holds indirectly as follows: 27,500 shares are held by Mr. Wool's SEP-IRA, over which Mr. Wool has sole control, 24,000 shares are held by Mr. Wool's Rollover IRA, over which Mr. Wool has sole control, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member; 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member; and 3,559 shares are held in a UTMA account for the benefit of a minor relative. Ms. Yu has sole voting and dispositive power over an additional 1,477 shares, which are held by Dongam, LLC, of which Ms. Yu is the sole member. Accordingly, on an individual basis, Mr. Wool and Ms. Yu beneficially own 19.96% and 19.46%, respectively, of the outstanding Common Stock of the Issuer based on 11.314.927 shares of Common Stock of the Issuer outstanding, which includes 7,037,022 shares of Common Stock outstanding as of February 7, 2025, and 3,876,054 shares of Common Stock issued pursuant to the Offering, 50,000 shares of Common Stock issued to the Issuer's independent directors on February 12, 2025 and 351,851 shares of Common Stock issued to a certain officer of the Issuer on February 12, 2025.
Transactions in the class effected during the past sixty days:
The following transactions in the shares of Common Stock were conducted by the Reporting Person within the past sixty (60) days:

The Reporting Person acquired 288,814 shares of Common Stock, Series A Warrants to purchase up to 288,814 shares of Common Stock and Series B Warrants to purchase up to 288,814 shares of Common Stock of the Issuer at a combined purchase price of $3.47 per share and accompanying Warrants with personal funds pursuant to the Offering for his personal account. The shares of Common Stock issuable pursuant to the Warrants are not currently exercisable due to certain beneficial ownership blockers.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In his capacity as President of the Issuer, the Reporting Person may be entitled to receive cash compensation and equity compensation, including share options or other equity awards, pursuant to the Issuer's 2022 Equity Incentive Plan. Such compensation is based on the Issuer meeting or exceeding certain annual revenue amounts during specified calendar years.

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Amendment No. 5, is hereby incorporated herein by this reference thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1.01 Joint Filing Agreement, dated as of February 12, 2025, between the Reporting Persons.

## Signatures
- Kyle Michael Wool: /s/ Kyle Wool, Kyle Wool (02/12/2025)
- Soo Yu: /s/ Soo Yu, Soo Yu (02/12/2025)